Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 21, 2013

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit

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rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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EDITED TRANSCRIPT

OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

EVENT DATE/TIME: FEBRUARY 20, 2013 / 04:00PM GMT

OVERVIEW:

OMX and Office Depot discussed about merger of equals.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

CORPORATE PARTICIPANTS

Mike Steele OfficeMax Incorporated - VP, IR

Brian Turcotte Office Depot, Inc. - VP, IR

Ravi Saligram OfficeMax Incorporated - President & CEO

Neil Austrian Office Depot, Inc. - Chairman & CEO

Bruce Besanko OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Mike Newman Office Depot, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Greg Melich ISI Group - Analyst

Dan Binder Jefferies & Co. - Analyst

Alan Rifkin Barclays Capital - Analyst

Mike Baker Deutsche Bank - Analyst

David Strasser Janney Montgomery Scott - Analyst

Brad Thomas KeyBanc Capital Markets - Analyst

Chris Horvers JPMorgan Chase - Analyst

Colin McGranahan Sanford Bernstein - Analyst

Matthew Fassler Goldman Sachs - Analyst

PRESENTATION

Operator

Good morning. My name is Regina and I will be your conference call facilitator today. At this time, I would like to welcome everyone to the OfficeMax/Office Depot joint conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (Operator Instructions). It is now my pleasure to introduce you to Mike Steele, Vice President of Investor Relations of OfficeMax. Mr. Steele, you may begin your conference.

Mike Steele - OfficeMax Incorporated - VP, IR

Thank you, everyone, for joining us today to discuss the combination of OfficeMax and Office Depot in a merger of equals. This morning, we issued a press release announcing this transaction and the webcast and slide presentation are available on both www.OfficeDepot.com and www.OfficeMax.com. Each company also issued press releases this morning announcing their fourth-quarter and full-year 2012 financial results. However, the purpose of today’s call is to discuss the transaction, not our earnings.

On the call with us this morning are Neil Austrian, Chairman and Chief Executive Officer of Office Depot; Ravi Saligram, President and Chief Executive Officer of OfficeMax; Michael Newman, Chief Financial Officer of Office Depot; and Bruce Besanko, Chief Financial Officer of OfficeMax.

At the conclusion of the prepared remarks, we will take questions and answers as time permits. Now let me turn the call over to Brian Turcotte, Vice President of Investor Relations of Office Depot.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Brian Turcotte - Office Depot, Inc. - VP, IR

Thank you, Mike and good morning. Certain statements made on this call and other written or oral statements made by or on behalf of Office Depot and OfficeMax constitute forward-looking statements within the meaning of the federal securities laws. Management believes that these forward-looking statements are reasonable; however, the Company cannot guarantee that actual results will be consistent with the forward-looking statements and you should not place undue reliance on them.

These statements are based on current expectations and speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements. Important factors which may cause results to differ from expectations are included in both parties’ Annual Report on Form 10-K and other filings with the SEC. With that, I would like to turn the call over to Ravi Saligram. Ravi?

Ravi Saligram - OfficeMax Incorporated - President & CEO

Thank you so much, Brian. Good morning, everybody, a very good morning to all of you. Thank you so much for coming at short notice. A quote Neil made some time ago has struck indelibly in my mind and I quote him. He said, “It takes two to tango.” And those of you who met me in person know that tailors measure me just for the sake of exercise and dancing is not my forte. And notwithstanding this, I joined Fred Astaire Dance School and lo and behold, Neil and I have decided to tango.

All joking aside, ladies and gentlemen, Neil and I, and our Board of Directors, are absolutely delighted to announce a historic event, two Fortune 500 companies in office products, services and solutions coming together in a true merger of equals to form a strong global enterprise that will transform the industry. This is a huge win for shareholders and a huge win for our customers. Neil?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Thanks, Ravi. I would first say that, from the time we started talking, Ravi and I have grown very fond of each other. It is very clear that we can work very well together and on behalf of our Board and all of our associates, I want to thank Ravi and his team for all the hard work in getting to the point we are today.

First, I want to clear up a couple of things. Our webcast provider inadvertently released our Q4 earnings press release this morning well in advance of schedule. In that, we mentioned a definitive agreement with OfficeMax in the release, which caused the confusion this morning and we regret any inconvenience this may have caused.

And secondly, a number of online publications stated erroneously this morning that Office Depot was acquiring OfficeMax. That is not the case. Let me make it perfectly clear, this is a merger of equals. It has been a merger of equals since Ravi and I began discussing why this combination makes great sense. Let me turn the call over to Ravi.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Neil, thank you so much. And the reason we have been so particular about the merger of equals is because it is a great win for our shareholders and for our customers and to all our associates, both at OfficeMax and Depot, any misperceptions that got created, our apologies, because we want to strive to get the best of the best to take us forward.

This combination will create a stronger, more global, efficient competitor able to meet the growing challenges of our rapidly changing industry. We are confident that this combination will afford us the opportunity to better serve our customers around the world. By bringing OfficeMax and Office Depot together, our customers will benefit from innovative products, services and solutions available through a global multichannel network.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Importantly, the combined company will have a strong balance sheet and solid foundation from which to be [guild] long-term value for all our shareholders. The combined company will be positioned for sustainable long-term value creation, including anticipated annual synergies of between $400 million to $600 million. We will dive further into the financial benefits of this combination shortly.

If you turn to the next slide, we will walk through the key terms of the transaction. This merger of OfficeMax and Office Depot is a merger of equals. Under the terms of the agreement, which is structured to be tax-free to the stockholders of both companies, OfficeMax shareholders will receive 2.69 Office Depot shares for each share of OfficeMax common stock. The pro forma ownership of the new company will be approximately 54% Office Depot and 46% OfficeMax. As noted in our press release this morning, Office Depot’s largest shareholder, BC Partners, has agreed to vote in favor of the transaction.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Ravi Saligram - OfficeMax Incorporated - President & CEO

Now following the closing, the combined company’s newly constituted Board of Directors would include equal representation from each of the two companies. Neil and I will remain in our current positions through the completion of a search process for naming the CEO for the combined company. The process will be overseen by a selection committee made up of an equal number of independent Board members from each company. Both Neil and I, as well as external candidates, will be considered in the search process. The combined company’s management team will draw upon the experienced group of leaders from both companies.

Please note that OfficeMax has the ability to declare a special dividend of up to $131 million, or $1.50 per OfficeMax share, which would not affect the exchange ratio. Once the management structure of the combined company has been set, the team will make final determinations with regard to the go-forward brand and headquarters location. The transaction is expected to be completed by the end of 2013 and is subject to stockholder approval by both companies, as well as the receipt of regulatory approval and other customary closing conditions.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

It is clear that Office Depot and OfficeMax are a compelling strategic fit and we are very excited about the numerous and highly compelling strategic benefits that this will bring to all of our key stakeholders. The two companies have complementary structures, cultures and capabilities. Together, we will create a stronger, more efficient provider of office solutions with pro forma 2012 combined annual revenues of approximately $12 billion — $18 billion — excuse me. We expect the combined company to generate enhanced financial performance. Specifically, there are significant synergy opportunities in the combination, which will lead to increased financial strength and flexibility. Given the size and scale of the combined company, we will establish a more attractive cost structure across our channels as part of becoming a more competitive player in the rapidly changing industry.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Post-closing, by implementing best practices in sales, operations and management and leveraging the talented associates across both companies with deep industry knowledge, we will be well-positioned to optimize our shared multichannel sales platform and distribution network primarily in North America. Together, we will provide enhanced services to our customers, which in turn builds strong brand loyalty essential to driving sales growth.

As we said before, consumers and business-to-business customers are increasingly demanding a seamless, omni-channel experience across retail stores, direct sales, telesales and digital environments. By integrating these touch points effectively, we expect to build lasting brand loyalty and growth.

Finally, we will benefit from accelerated innovation driven by sharing customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs. These are all tremendous benefits for our investors, customers, associates and other key stakeholders.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Looking closely at the financial benefits of this transaction, the pro forma combined North American cost base is approximately $14 billion. This merger is expected to capture between $400 million to $600 million in annual cost synergies through purchasing efficiencies, supply chain advertising, headcount reduction and other G&A.

On a pro forma basis, as of December 29, 2012, the combined company would have had more than $1 billion in cash on hand and more than $1 billion available through revolving credit facilities giving it the flexibility to invest in both its current business and future growth opportunities. We expect between $350 million and $450 million of one-time costs to achieve along with transaction expenses and also expect capital investment of approximately $200 million.

Due to the highly complementary nature of the two companies’ overseas business, we do not expect significant synergies on the international level. The combination of these businesses, however, will strengthen the combined company’s ability to serve customers around the world.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Ravi Saligram - OfficeMax Incorporated - President & CEO

This is the right opportunity at the right time and one that provides us the scale to better compete in the rapidly changing office products industry. By combining our resources, OfficeMax and Office Depot will be well-positioned to optimize our shared multichannel sales platform and distribution network, which will be primarily in North America.

Additionally, by leveraging best practices and scale, operations and management will be positioned to better compete with many online retailers, mass merchants, wholesalers and other traditional retailers that are placing a greater emphasis on office products and services.

Going forward, the combined company will be positioned to continue building its business by making the investments necessary to grow e-commerce platforms and enhance its systems. We believe this will result in a seamless experience to customers across all channels.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Here, you can see the enhanced global footprint of the combined company. Together, we will have the global breadth to serve customers wherever they work. With our broader global reach, we will be able to provide a wide array of services and solutions that enable customers to work more efficiently and productively in more places around the world.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Both OfficeMax and Office Depot have built their strong reputations by delivering an outstanding customer experience and together, our commitment to excellence will only be strengthened. Office Depot and OfficeMax customers around the globe will benefit from the combined company’s innovative offerings.

The combined company will remain intensely focused on providing customers with the highest levels of service. By capitalizing on its size and scale, the combined company will be able to expand its capabilities to better serve its customers and provide a wide array of products, services and solutions.

By meeting the growing demands for a seamless, omni-channel experience across retail stores, direct sales, telesales and digital environments by bringing customers innovative solutions for today’s workplace, the combined company expects to build strong and lasting brand loyalty.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

By sharing our customer insights and experiences, as well as learnings from innovative pilot programs currently underway, we will be better able to identify and fulfill evolving customer needs. The complementary capabilities of this combination will allow the combined company to provide customers with better solutions faster and more efficiently.

In summary, we are excited about the opportunities this combination generates for the stakeholders of both Office Depot and OfficeMax. This merger is a true win-win for our businesses, our shareholders, our customers and our employees. By combining our two businesses, we create a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry. Our customers and associates will benefit from our ability to deliver innovative products, services and solutions through a global multichannel network.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Clearly, the synergies are a key part of the strategic rationale for this transaction. The combined company will have increased financial strength and is ideally positioned for sustainable long-term value creation, including anticipated annual synergies of $400 million to $600 million.

But synergies are only the starting points. Both our companies have been working to get through the changes that have occurred through the recession. What this provides us is an important platform, an important foundation to fundamentally transform the two companies on a combined basis.

Now, importantly, until the merger is completed, which is expected to occur by the end of the calendar year 2013, OfficeMax and Office Depot will continue to operate as independent companies competing with each other. The merger is conditioned upon, among other things, the approval of both companies’ shareholders, the receipt of regulatory approvals and other customary closing conditions.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

This is an exciting day for both of our companies and all our stakeholders. We are confident that by implementing the best practices of both of these innovative companies, we will deliver tremendous long-term growth and value for Office Depot and OfficeMax shareholders. Today, we have created a true MOE, a true win-win for our shareholders, customers and associates. Onwards and upwards. With that, we would like to open the call for any questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Greg Melich, ISI Group.

Greg Melich - ISI Group - Analyst

Hi, thanks, good morning, gentlemen and congratulations to both teams. I want to follow up on the synergies, the $400 million to $600 million. Could you help us understand a little bit more as to what would be in retail, what would be in contracts and what sort of revenue you would expect, if any, out of the deal in terms of synergies?

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Hey, Greg, good morning. This is Bruce Besanko. As both Neil and Ravi pointed out, the synergy is $400 million to $600 million on an annual basis. We expect to get that on a cost basis of about $14 billion, as Neil had indicated. We are going to get that from a variety of sources. Purchasing, COGS synergies will be one, supply chain, advertising and then, of course, there will be some headcount reduction and other G&A.

As Neil and Ravi also indicated, there is going to be one-time costs of about $350 million to $400 million and capital investment of probably on the order of approximately $200 million. So that is what we know today and we think that the synergies are a big part of the reason for this deal.

Greg Melich - ISI Group - Analyst

Of that $350 million to $450 million, how much would be cash?

Mike Newman - Office Depot, Inc. - EVP & CFO

Most of it.

Greg Melich - ISI Group - Analyst

The cash costs?

Mike Newman - Office Depot, Inc. - EVP & CFO

Yes, Mike Newman. Most of it. I would add we are not going to try to build out segment details of restructuring and individual restructuring dollar amounts by bucket. We’ve spent a fair amount of time on this as teams. We’ve worked up these estimates as teams. We feel both sides agree and at this point in time, that is the level of detail we will provide.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Greg Melich - ISI Group - Analyst

Great. And then just lastly, just to be clear, the $200 million of CapEx, is that incremental to what the companies would have been spending separately on their own?

Mike Newman - Office Depot, Inc. - EVP & CFO

It’s a good question. For what we think we need to execute the synergies, yes. Now, we have not spent enough time to understand if there might be some CapEx offsets. That work needs to be done.

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Exactly. There may be some overlap. We just haven’t gone to that detail yet.

Greg Melich - ISI Group - Analyst

Okay, that’s great. Thanks a lot. Congratulations.

Operator

Dan Binder, Jefferies & Company.

Dan Binder - Jefferies & Co. - Analyst

Hi, good morning and congratulations. My questions were around capacity. Any early thoughts on what the store portfolio might look like a year and two years, three years after the proposed merger?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

This is Neil. There are certain things you can talk about and certain things you can’t talk about as competitors and I think — well, Mike and Bruce led some very detailed synergy and one-time cost discussions. The retail store was off the table at this point in time. I think you could expect to see a retail strategy evolve once the merger is approved. I think to do anything prior to that would probably not make a lot of sense at this point in time.

Dan Binder - Jefferies & Co. - Analyst

Then I was wondering if you could also comment on your — Office Depot’s $300 million initiative, what if any is being incorporated into this $400 million to $600 million.

Mike Newman - Office Depot, Inc. - EVP & CFO

Our initiative stands alone at this point in time and we are not going to — as we talked about, we are going to operate these companies as separate companies. As we go forward, we are going to continue to look at downsizes. The only thing I would add to what Neil said was, as we give you the range of synergies, we have not included anything in that synergy range for real estate.

Dan Binder - Jefferies & Co. - Analyst

So just to be clear, the $300 million initiatives would be incremental to this?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Mike Newman - Office Depot, Inc. - EVP & CFO

Yes.

Dan Binder - Jefferies & Co. - Analyst

And on that point, as you outline those synergies today, we also saw your fourth-quarter slide presentation, which showed the initiatives for this year being offset largely by sales deleveraging. So I am just curious, as you look out over three years, how much of that $400 million to $600 million do you think you can actually flow through to the bottom line?

Mike Newman - Office Depot, Inc. - EVP & CFO

I think for this call to keep the focus on this transaction, which you can tell we are all very excited about, we are going to defer questions on earnings until we can get a chance to talk with you investors separately.

Dan Binder - Jefferies & Co. - Analyst

Okay, but if you speak specifically just to the $400 million to $600 million, over three years, that is the gross synergies. What portion of that do you think can flow to the bottom line?

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Hey, Dan, this is Bruce. Good morning. I think what we need to do is to take a look at the $400 million to $600 million. We think that there may be investment back to customers that may be part of that, but that is work to be done.

Dan Binder - Jefferies & Co. - Analyst

Okay, thank you.

Operator

Alan Rifkin, Barclays.

Alan Rifkin - Barclays Capital - Analyst

Thank you very much and congratulations as well. One would have to assume that given the history of M&A activity in the sector that you folks prior to today ran this by the FTC. I was wondering if you could maybe give us any insights at all as to what store closures may be mandated by them. That is my first question.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Alan, we both sought advice on the regulatory process. We are confident that the market has changed sufficiently rapidly, that we have a very strong case here and that is about all that I would like to comment on.

Alan Rifkin - Barclays Capital - Analyst

Okay. Ravi, you said that the synergies will be $400 million to $600 million by the end of the third year following the close of the merger, so we are talking about the end of 2016. Would you be able to give numbers as to what that might look like one and two years after the merger so that we can monitor the progress of the synergies realized?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Ravi Saligram - OfficeMax Incorporated - President & CEO

Bruce.

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Yes, so obviously this depends on a lot of factors, but we are thinking that the first year could be anywhere from around a third of the synergies by year two, maybe on the order of 75% or 80% and then have a full run rate by the end of the third year. But those numbers are very, very rough estimates and there needs to be a lot of vetting done.

Ravi Saligram - OfficeMax Incorporated - President & CEO

So Alan, you have to understand we are independent companies and competitors. We have done all of this at a high level. Given the similarities between the companies and their state, there is no doubt that there are synergies and I think every one of you has written about it. I think this validates that it is there and it validates that significant — both our companies when combined, our P&L profile will be significantly enhanced and will become a stronger competitor. I think that is the big picture at this point that we want to emphasize versus the details because we have got a lot of work to do once we combine. At this stage, I think we can only give you a high-level view.

Brian Turcotte - Office Depot, Inc. - VP, IR

And I think as Mike had said, none of this involves the retail stores in terms of what may or may not happen.

Alan Rifkin - Barclays Capital - Analyst

Okay. And one last question if I may, with no significant synergies on the international front for obvious reasons, can you maybe just give us a little bit of color on how the combined entity is looking at the future of international operations? I mean are you still as committed to that?

Ravi Saligram - OfficeMax Incorporated - President & CEO

So I will give a quick view and then Neil can add some perspective. So look, I think what is terrific is they are complementary geographic footprints. We have strong operations in Australia and New Zealand; we have strong operations in Canada. We both have operations in Mexico. Clearly, Office Depot has operations in Europe. So we truly create a global enterprise here and we think that is going to be a significant competitive advantage.

So at this time, that is the premise of this. So while there may not be cost synergies, the fact that we can have a global footprint I think will help serve our customers in a very good manner.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I think the only thing I would add is, until this last year, on an economic situation at Office Depot, we never saw both Europe and the US in a recession at exactly the same time and depending on the years, one would pick the other up. I think we still believe that the combined international business is going to be a very strong and very strategic part of this combined company.

Alan Rifkin - Barclays Capital - Analyst

Okay, thank you, gentlemen, very much.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Operator

Mike Baker, Deutsche Bank.

Mike Baker - Deutsche Bank - Analyst

Hi, thanks, guys. Can you hear me okay?

Ravi Saligram - OfficeMax Incorporated - President & CEO

Yes.

Mike Baker - Deutsche Bank - Analyst

My question is on the BC Partners part of this and can you just help us with the math on how their stake will convert to common shares and ultimately what I am getting at is what you think the ultimate share count will be for the combined company. I mean I suppose if you use Office Depot’s, it turned in roughly 80 million shares outstanding times that 2.69 times OfficeMax’s shares, but then there is some adjustment I suppose for BC Partners. Can you just walk us through that? Thanks.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

This is Neil. Let me try and then I will turn it over to Mike. If BC Partners was redeemed in full, the ownership is 54% for Office Depot shareholders, 46% for the OfficeMax shareholders. If BC Partners converts half of their preferred into common and then they basically just keep 5%, which they have indicated they might want to do, Office Depot would have 51%, OfficeMax shareholders 44% and the BC Partners would have 5%. So those are the kind of two bookends at the end of the deal in terms of how the ownership would break out.

Mike Newman - Office Depot, Inc. - EVP & CFO

We would calculate a total share count of about 579 with round numbers — 291 for us, about 248 for Max on a converted basis and then if BC converts the remaining non-redeemed shares into common, you have got another 41 (wind noise).

Mike Baker - Deutsche Bank - Analyst

Okay, thank you. That is helpful. One more while I have you. Just going back to the FTC issue, what do you think — how do you think they will look at it differently now than they did in 1997 when there tried to be a merger in this industry? And I think we all have our thoughts on what is different, but I am wondering if you could articulate what you guys think is different versus then.

Ravi Saligram - OfficeMax Incorporated - President & CEO

So look, today compared to the last decade or so, this industry has completely changed and from a brick-and-mortar retail business in office supply stores, first, each of the competitors has been evolving their product lines into products, into services and solutions, which means a very broad range of competitors. So today, we compete, even in just the retail front, with mass merchants. We compete with the Targets, the Wal-Marts, the Costcos, the Best Buys, etc. And secondly, from supply sits now technology is a big part of our businesses and service and solutions is a big evolution for both our companies. Print solutions is becoming very big and then the very important transformational thing has been the advent of the Internet.

I think Amazon in 1997, if my memory serves me correctly, might not have even been a $150 million company or it was just very embryonic. Today, I don’t need to tout about them, but they are a dominant force in trying to sell — they are very much in the space and so you have got — it has truly become — from a brick-and-mortar world, we have gone into the evolution of a truly multichannel world. So you have got telesales, you’ve got — and the competitors are different because you’ve got wholesalers on one side, you have got the Internet, you have got mass merchants.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

So it is a totally, totally different landscape and each of the formats of the competitors, even in the superstores, have changed versus ‘97 when they were all very identical. At that time, people thought of these as category killers. That has completely changed. So I think we have a very strong argument and case here.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Ravi is right. The Internet changed everything and I think all you had to do in ‘97 was walk in a Wal-Mart and they may have had 100 to 200 square feet of office supplies and today, they have got thousands of square feet of office supplies. A customer has total flexibility in terms of where they can or can’t buy office supplies and if you don’t want to go to brick-and-mortar, it is on your doorstep the next day.

Ravi Saligram - OfficeMax Incorporated - President & CEO

And it is really — the big thing to note here is it is not just a supplies business now; it is really a product, services and solutions and what we think from this is the combination will create tremendous value for customers. That is the important thing.

Mike Baker - Deutsche Bank - Analyst

Okay, thanks, guys. I appreciate it.

Operator

David Strasser, Janney.

David Strasser - Janney Montgomery Scott - Analyst

Thank you very much. When you guys step back and look at the history of mergers, particularly on the retail side, but in general, is there a playbook out there that you can look to to help guide you through this? The history isn’t that successful of two different cultures, two retailer — competitive retailers coming together to try and create that incremental value. I mean the synergy you talk about, you go through the model, it is obviously a pretty powerful opportunity, no doubt. But I mean are you looking at pitfalls of some other deals and so on?

Ravi Saligram - OfficeMax Incorporated - President & CEO

So let me take a shot and I think Neil should give his views too. I have done a lot of deals in my career throughout the world and ultimately, I have a belief that companies don’t merge. People come together. And a lot of mergers fail because of cultural issues, chemistry issues and wrong vision.

Here what has really been for us a very heartening thing is, as we met together for management presentations and our team started doing the synergy work, was the chemistry between the teams, but also that we were doing many similar initiatives. So it didn’t take us long to understand what each other was doing.

So I think one of the important things is, A, speed. We will be able to hit the decks running. B, I think the chemistry is good here and so — we have Neil and his team, we admire what they have done with the small store format. I think on our side, Jim Barr and his team have done a tremendous job on the digital side. I can just list a lot of things where we can complement each other. On Neil’s side, I think — we think they have got a great SFA system.

So when we have looked at this, the complementarity of skill sets, platforms and people, that I think is going to be key. But, clearly, you need to be — it is an interesting time period because we will continue to compete vigorously and we will have to find the appropriate time, the right planning mechanisms to ensure a smooth merger. Neil?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I think you and I have talked about this endlessly and it is people that are going to make it work. It is the culture. You and I have the same kinds of visions, the same thoughts we have that this has to be a transformative event, not just putting two office supply companies together.

I think the other key to answer that question — we are almost in the identical business. We have got the same customers, we have got basically the same vendors and we know each other’s business very well and it is not a fashion-related kind of retail business where you are dependent on the buyer to a great extent. And I think an awful lot has been thought about over the years in terms of doing this kind of a merger of equals. So I think while the planning may not have been on paper, I think it has been in the back of all of our minds for a long time.

Ravi Saligram - OfficeMax Incorporated - President & CEO

And the interesting thing when we started looking at synergies, each side independently had some numbers and Mike and Bruce can attest to that. As we started looking at a high level together, it was very interesting to see the conclusions being reached and so I am very positive about the future. And look, ultimately, I will say one more thing. When Neil and I met the first time, it was a bit awkward as it is when you are two competitors, but the leaders set the tone and I think our associates, both sides, should take great comfort that both of us — it is not about us, which is why when you look at how we have structured all of this, it is not about us. It is about our people, it is about our customers, it is about our shareholders. And therefore, this is going to be a big win.

David Strasser - Janney Montgomery Scott - Analyst

Thanks. That is actually very helpful. Just one more side note on a different topic, just Mexico. You talked about the footprint. There is very little overlap around the country. And I may be a little naive in understanding exactly how the market works in Mexico, but can you just kind of — I know that is one market where you both have a pretty good business. Can that complement each other? I know there was some commentary last week about potentially — I think it was the Office Depot side potentially selling their Mexican operations, but does that business, not having seen it, does that complement each other?

Ravi Saligram - OfficeMax Incorporated - President & CEO

So look, we will have to go through regulatory approvals in Mexico like in other places. So our view is, right now, we are not anticipating any changes with respect to our relationships with — each of us have partners, excellent partners and so to me, right now, we operate as independent companies and when the time comes for integrating the business, we will sort out those details as appropriate.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

We have got seven to nine months of waiting for regulatory approval and we want to do this with a lot of thought and a lot of common sense in terms of how to go forward. So I think it is really premature because we haven’t spent any time really thinking about this quite honestly because almost 100% of the synergies are in North America.

David Strasser - Janney Montgomery Scott - Analyst

Thank you very much and (multiple speakers).

Ravi Saligram - OfficeMax Incorporated - President & CEO

And we don’t want to be second guessing any regulatory processes at this stage.

David Strasser - Janney Montgomery Scott - Analyst

If you could just post one picture of you guys tangoing, it would be great online. Other than that, thanks.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Well, I’m not going to Fred Astaire, that’s for sure.

Mike Newman - Office Depot, Inc. - EVP & CFO

I would like to see who leads.

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Thanks, David.

Operator

Brad Thomas, KeyBanc Capital Markets.

Brad Thomas - KeyBanc Capital Markets - Analyst

Thanks, good morning. Just to follow up on that last question about Mexico, I know as recent as last week, there were stories about Office Depot potentially looking to sell its stake in the Mexico business. Obviously, Ravi, Bruce, you have talked about the Croxley business being up for sale. Are those kind of strategic initiatives on hold now while we wait for a merger of the two companies?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Mexico, at this point, we are not doing anything as I think I just said with Ravi. We need to really evaluate that whole situation. So at this point in time, we are not planning to sell anything at this point within our portfolio.

Ravi Saligram - OfficeMax Incorporated - President & CEO

And the same holds true for Mexico. We have got — Mexico is core to both of us and very important for both of our companies. We have got outstanding partners. It is business as usual and we will see at the appropriate time what is the right decision.

As far as Croxley is concerned, we started that process sometime ago. That will continue to see whether we can — if disposing it provides good value for our shareholders and if we can’t, we have a very good business in Croxley, which produces good financial returns. So we will just, at the appropriate time, make the decision.

Brad Thomas - KeyBanc Capital Markets - Analyst

Great. I appreciate the clarification. And then just a follow-up with respect to the timeline. So when we think about the Board selection and the interview process for the new management team, I mean do we have to wait until the deal actually passes regulatory approval and closes before a new CEO can be selected? How does the timeline work?

Ravi Saligram - OfficeMax Incorporated - President & CEO

Look, we are planning to close — our target is the end of the calendar year and so appropriate decisions will be made close to that, before, after. The important thing for our Boards, they have immense confidence that they have got two CEOs running each of their companies independently and with good leadership, I might add, for all our associates should take great comfort and we have great confidence that our Boards will make the right decision and the appropriate decision at the right time for the combined company.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

The whole premise on this thing, Neil and I, we didn’t get our egos in front of us. Our whole premise was what is right for shareholders because if we had — look, this thing has been talked about for 20 years and it required a great amount of fortitude on both our sides to swallow our egos and say, look, it is not about us, it is about our people, it is about our customers, it is about our shareholders, which is why I think we have got to the place we have. And so we have great confidence that our Boards will make the right decision on the combined company, but Neil and I will plan to continue to lead our companies as we have.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I think the only comment I would make, it would be very premature to select a CEO in the next month or two until we really understand what the FTC is going to do because we are competitors, as Ravi said at the beginning. And in the unlikely and very unlikely event that we wouldn’t get approval, the last thing we want to do is do anything so that each company couldn’t succeed if they had to on their own.

Ravi Saligram - OfficeMax Incorporated - President & CEO

So we have taken lessons from the past and the most important thing is do no harm, protect our franchises and as we protect our franchises, build for the future. So I think our Boards have taken a very prudent decision on this issue and I have every confidence that the right and appropriate decision will be made in the fullness of time.

Brad Thomas - KeyBanc Capital Markets - Analyst

Of course. I appreciate the follow-up. Thank you, everybody.

Operator

Chris Horvers, JPMorgan.

Chris Horvers - JPMorgan Chase - Analyst

Thanks and good morning. It’s public information out there and I know you haven’t really fleshed out the store closure strategy, but how many MSAs or cities are Office Depot and OfficeMax the only two major office stores and how many markets do you think that is overall and what sort of store number —?

Ravi Saligram - OfficeMax Incorporated - President & CEO

We have no comment on this issue.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Chris, we are not going to talk about that at all.

Chris Horvers - JPMorgan Chase - Analyst

Okay. Fair enough. Well, then maybe, Mike and Bruce, as you think about in your own experience in the past —.

Mike Newman - Office Depot, Inc. - EVP & CFO

He can try us.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Chris Horvers - JPMorgan Chase - Analyst

As you think about your own experience in the past two years independently, what is sort of the breakeven sales retention level? If I have a store, two stores in the same market, what level of sales do I need to retain after I close one of those stores?

Mike Newman - Office Depot, Inc. - EVP & CFO

Chris, we are not going to get into that because we answer one question, then we answer five. So we are going to just stay away from that for all the reasons that Neil and Ravi articulated.

Chris Horvers - JPMorgan Chase - Analyst

Okay. Is there any termination fee if this deal doesn’t get approved?

Ravi Saligram - OfficeMax Incorporated - President & CEO

Yes, that will all be disclosed in the proxy.

Chris Horvers - JPMorgan Chase - Analyst

Is there any question that I could ask that you are going to provide an answer to?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Chris, let me just say, to answer your question, when you say approved, if it is turned down by regulatory authorities, there is no termination fee.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Good clarification, Neil.

Chris Horvers - JPMorgan Chase - Analyst

Okay. And then on the BC preferred to equity conversion, you mentioned in the press release the possibility of buying some of that stock back. What are the restrictions in terms of how much you could actually buy back from BC in terms of — can you provide any details in terms of the timing of when that happens? Does BC do it after you receive regulatory approval or is it at closing and so forth?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

BC has agreed that they will keep their entire preferred until after the shareholder vote. They are going to vote for the merger obviously because they think it is in the best interest of all shareholders. After the vote, the company has the right, should we so choose, to redeem some or all of their preferred stock at any point in time between the shareholder vote and closing.

Chris Horvers - JPMorgan Chase - Analyst

Okay. And then how much could you —?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Neil Austrian - Office Depot, Inc. - Chairman & CEO

Basically the merger agreement, which will be published, requires us to buy half of their preferred after the shareholder vote. The remaining half of their preferred, which would convert into approximately 40 million common shares, we can offer to buy or they can convert.

Chris Horvers - JPMorgan Chase - Analyst

And you could — and that would fall within your debt covenants?

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I think we will be fine. We may need a waiver, but we don’t think if we have to get a waiver that it would be anything that we couldn’t deal with.

Mike Newman - Office Depot, Inc. - EVP & CFO

We need a waiver to take the first 40 million shares out. We need a waiver to get that and we will be starting that process today.

Chris Horvers - JPMorgan Chase - Analyst

And then you wouldn’t need a waiver for the second portion as well too?

Mike Newman - Office Depot, Inc. - EVP & CFO

Yes, we are not going to disclose what we are going to do, but we recognize that as well, yes.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

And the thinking behind this, quite honestly, is it is in the best interest of all the common shareholders to redeem some of the BC preferred because basically it prevents the dilution of their preferred converting into common and it gives more ownership of the future synergies to the current shareholders of OfficeMax and Office Depot.

Ravi Saligram - OfficeMax Incorporated - President & CEO

And I think, Neil, all the details are —.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

They are in the merger agreement and people can read it.

Chris Horvers - JPMorgan Chase - Analyst

Okay. And then one last one. How do we think about — or let me say it this way. Do you think a 30% incremental margin is the right number for the retail business?

Ravi Saligram - OfficeMax Incorporated - President & CEO

No comment on that.

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Chris Horvers - JPMorgan Chase - Analyst

Okay, thanks very much.

Operator

Colin McGranahan, Bernstein.

Colin McGranahan - Sanford Bernstein - Analyst

Hi, good morning. Thank you and congratulations as well to a deal long, long, long waited for. Just if you could maybe rough out the calendar a little bit more. I think you said you expected the various regulatory approvals in the next seven to nine months. When is the shareholder vote and did I understand that the decision around the CEO and corporate headquarters would probably follow regulatory approval?

Ravi Saligram - OfficeMax Incorporated - President & CEO

We have not made any specific comments. During the appropriate time, our Boards will make the right decision. But suffice it to say either just before or after the closing, the new CEO will be appointed. I think Neil was quite lucid and talked about why it is important right now. We are independent companies, we have got to go through a lot of processes, shareholder vote, regulatory approvals, closing conditions. So at this point, the two companies have capable CEOs running the companies. At the right time, our Board will make the right decision about who will run the future of the company — sorry — the combined company.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I think, Colin, what Ravi said at the very beginning in his remarks is the expectation is that we would get — we would anticipate getting regulatory approval prior to year-end 2013.

Ravi Saligram - OfficeMax Incorporated - President & CEO

That’s right.

Mike Newman - Office Depot, Inc. - EVP & CFO

We would anticipate a shareholder meeting sometime in June.

Ravi Saligram - OfficeMax Incorporated - President & CEO

I think, at this point, we don’t have any — I think we have to work all of that out. We just (inaudible) this transaction just a couple of hours ago, so we have to work some of those details out.

Colin McGranahan - Sanford Bernstein - Analyst

I understand and we appreciate all the insight. I know it is a lot of in-process stuff. But clearly I understand the rationale to keep two CEOs and to make a decision afterwards. Obviously one side effect of that is there is certain uncertainty around the corporate headquarters, where it will be located and that might have some impact on your current employees and how they are thinking about that. So what do you have in place to make sure that you are keeping current Office Depot and OfficeMax employees engaged through this period, this interim period?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Mike Newman - Office Depot, Inc. - EVP & CFO

Yes, this is Mike. Included in the COGS to deliver the synergies, we have taken the appropriate steps with some retention features that we think will cover on both sides retaining our best employees.

Ravi Saligram - OfficeMax Incorporated - President & CEO

So look, so, Colin, you bring up an outstanding point. This is a people business and on both sides, the thousands of associates across both companies are — clearly every associate is going to wonder what is in it for me. And I think what I would like to say both on behalf of Neil and me is that this spells opportunity for the future. Yes, synergies are a factor here, but, look, the best of the best will be selected. This is — that is why we were insistent, both Neil and I, that this is a true merger of equals because we wanted to be — we want to get the best from both sides. And that flows through every part of this transaction, whether it is equal number of Board members, all the way through how we look at it.

But we are very concerned about our employees because, look, the synergies are going to come from people. On a piece of paper, that is all fine, but ultimately you need your best people to deliver it. Neil and I are very concerned about this. We have taken the appropriate tools and measures and it is not just about retention plans in terms of just monetary rewards, but we are planning to intensively communicate and I think the future opportunity, because they have had to struggle through the recession, it has really been fighting for survival. Now they have the opportunity to be transformational, to create a legacy of a very powerful Fortune 500 company. Just starting out, it is $18 billion. Just imagine the opportunities. That is what we are going to build on.

Colin McGranahan - Sanford Bernstein - Analyst

Okay, well good luck and we certainly look forward to hearing more details as it progresses.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Thank you.

Operator

Matthew Fassler, Goldman Sachs.

Matthew Fassler - Goldman Sachs - Analyst

Thanks so much for taking the question. A few technical ones. I know you are not going to address the issue of store closings, but just to clarify, the cash or rather the one-time expenditures, both the costs associated with the deal, should we assume that those do not affect — do not reflect rather any costs associated with closing stores?

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

Hey, Matt, this is Bruce. That is correct.

Matthew Fassler - Goldman Sachs - Analyst

Okay, that’s helpful. Secondly, I know you have the ability to pay the special dividend up to $1.50 a share. What will determine whether you pay a special dividend and how much that dividend will be?

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FEBRUARY 20, 2013 / 04:00PM GMT, OMX - OfficeMax and Office Depot Joint Conference Call to Discuss Merger of Equals to Create $18 Billion Global Office Solutions Company

Ravi Saligram - OfficeMax Incorporated - President & CEO

So let me just chat about that. Bruce and I are in constant touch with our shareholders. When we launched our strategy, we had made an explicit emphasis on turning around the operational turnaround, as well as innovative and disruptive moves. Implicit was solve our balance sheet perceptions. As we heard from our shareholders, there were some concerns that we were not so explicit. So we made it a point to be very explicit about making that the middle pillar of our long-term strategy, to really get the right perception of our balance sheet, simplify it and optimize it. We have taken a number of steps I think starting with reinstating the regular dividend and the pension buyout, the Lehman Brothers note and one of the key things was monetizing non-core assets and Boise was one of them. We worked very hard and we still have preserved the B shares and I think we sent out a separate release.

So it was very important for us that as we did this that we retained the flexibility and the ability to have the ability to have a special dividend up to $131 million at the appropriate time. This is something we have been very focused on this transaction. We just completed the Boise and at the appropriate time, we very much plan to address this because returning value to our shareholders is paramount on our minds.

Bruce Besanko - OfficeMax Incorporated - EVP, CFO & Chief Administrative Officer

And I would just add that we are very pleased with the work we have done on the balance sheet. We think it has been — our review has been comprehensive and as Ravi had indicated, we made great progress in terms of the dividend back in the fall, the resolution of the Lehman matter, the disposition of the pension obligation and then finally the disposition of the Boise investment. So we are very pleased with the work we have done. We hope our shareholders are pleased and we will have — as Ravi said, we have frankly been focused on this transaction and so we will make all appropriate considerations on the Boise cash.

Ravi Saligram - OfficeMax Incorporated - President & CEO

So I think we would like to wrap on that. I think — look, I just want to say this is amazing that we are here and many of you I think have been reticent in the past to speak about this publicly because have felt that this is not the sort of thing you talk about. Action always speak louder than words and I think our teams, Neil’s team and my team and our advisors have really done an incredible job of helping us create this very powerful global engine, which is poised to transform this industry in the future. Thank you very much.

Neil Austrian - Office Depot, Inc. - Chairman & CEO

I just want to say thanks to Ravi and his team. It has taken us a long while to get here and I think in the time that it has taken, it has been extremely productive because it has allowed us to really get to know each other a lot better and to realize we really do share the same values and same vision, which is going to make getting the synergies and putting this company on the right footing a whole lot easier than if that wasn’t the case.

Ravi Saligram - OfficeMax Incorporated - President & CEO

Neil and I have discovered through the process that we both love Italian wines and Italy. Thank you very much, folks. Onwards and upwards.

Operator

Ladies and gentlemen, this does conclude today’s conference call. Thank you all for joining and you may now disconnect.

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